SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For month end of March, 2007
United Utilities PLC
Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

SIGNATURES
Exhibit index — 1 March 2007 — 31 March 2007
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4
Exhibit 99.5
Exhibit 99.6
Exhibit 99.7
Exhibit 99.8
Exhibit 99.9

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

	By:	/s/ Paul Davies
	Name:	Paul Davies
Dated: 12 April 2007	Title:	Assistant Company Secretary

Exhibit index – 1 March 2007 – 31 March 2007
99.1 – 9 March 2007 – PDMR interest T Rayner spouse sale of shares
99.2 – 16 March 2007 – C Cornish grant of options under long term incentive plan
99.3 – 19 March 2007 – announcement of appointment of Catherine Bell, NED
99.4 – 21 March 2007 – major holding of shares Pictet
99.5 – 21 March 2007 – PDMR share incentive plan notification
99.6 – 23 March 2007 – N Salmon share purchase
99.7 – 28 March 2007 – Trading update and Vertex sale
99.8 – 30 March 2007 – Total Voting Rights
99.9 – 30 March 2007 – appointment of acting company secretary